SEC 09055452 MMISSION
Washington, D.C. 20549

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PROCESSED
MAR 12 2009
THOMSON REUTERS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-75

8-75

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shelby Cullom Davis & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

609 Fifth Avenue
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Warren Rosanoff — (212) 207-3500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	NY	11042-1066
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 24 2009
Washington, DC
111

CHECK ONE:

- [x] Certified Public Accountants
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TA 3/11

OATH OR AFFIRMATION

I Warren Rosanoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shelby Cullom Davis & Co., L.P., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Anthony Frazia
Notary Public, State of New York
No. 01FR6038769
Qualified in Westchester County
Commission Expires March 20, 2010

Notary Public

Signature

Chief Operating Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Shelby Cullom Davis & Co., L. P.

Member
New York Stock Exchange

Telephone 212-207-3500
Facsimile 212-207-3542

****

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

****

609 Fifth Avenue
New York, N.Y. 10017

Shelby Cullom Davis & Co., L.P.
Statement of Financial Condition
December 31, 2008

Assets		
Cash	$	645,825
Deposit with clearing organization		126,852
Securities owned		
Marketable securities, at market value		2,247,398,367
Not readily marketable, at fair value		26,850,031
Dividends and interest receivable		637,778
Furniture, equipment and leasehold improvements net of accumulated depreciation of $1,684,788		48,026
Other assets		46,273
Total assets	$	2,275,753,152
Liabilities and Partners' Capital		
Liabilities		
Bank loans		325,162,099
Payable to brokers and dealers		188,627,234
Accounts payable and accrued expenses		2,012,232
Total liabilities		515,801,565
Partners' capital		1,759,951,587
Total liabilities and partners' capital	$	2,275,753,152

The accompanying notes are an integral part of this financial statement.

1. Organization

Shelby Cullom Davis & Co., L.P. (the "Company" and/or "Partnership") is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, trading primarily in equity securities. Proprietary and customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

The Partnership Agreement was last amended on October 23, 2007. Under the terms of the Partnership Agreement, the Partnership will terminate on December 31, 2035.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual amounts could differ materially from the estimates included in the financial statements.

Securities Owned

Proprietary securities transactions are recorded on a trade date basis. Positions in marketable securities are presented at market value. Market value is generally based on quoted market prices. Positions in not readily marketable securities are valued at fair value as determined by management.

Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are carried at fair value or amounts that approximate fair value.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment is recorded at cost and depreciated using sum of years digits method over the estimated useful lives of five to seven years. Leasehold improvements are recorded at cost and amortized on a straight-line basis over the lesser of the economic useful lives of the improvements or the terms of the leases.

Unincorporated Business Tax

As a partnership, the Company is not liable for federal or state income taxes. Each partner is responsible to report separately its distributive share of Company income or loss to tax authorities. The Company is subject to the New York City Unincorporated Business Tax, but incurred no expense for the year ended December 31, 2008.

3. Securities Owned

The Company adopted SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157") as of January 1, 2008 which expands disclosures about investments that are measured and reported at fair value. SFAS No 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1 The inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at measurement date.

Level 2 The inputs are inputs other than quoted prices in active markets that are directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level 3 The inputs are unobservable and mostly reflect the entities own assumptions while utilizing the best information available and includes situations where there is a little, if any, market activity for the investment.

The following are the major categories of assets measured at fair value on a recurring basis and summarized by the fair value hierarchy as described above, as of December 31, 2008.

Description	Classification	Total	Level 1	Level 2	Level 3
Money Market Funds	Assets	$ 52,924,393	$ 52,924,393	$ -	$
Equity Securities	Assets	632,106,071	632,106,071	-	
Equity Funds	Assets	1,562,367,903	1,562,367,903	-	
Investment Partnerships		26,850,031	-	-	26,850,031
Total		$ 2,274,248,398	$2,247,398,367	$ -	$26,850,031

The following table discloses a reconciliation of investments at measured fair value on a recurring basis using significant unobservable inputs (Level 3).

	Total	Investment Partnerships
Beginning balance, December 31, 2007	$ 35,570,775	$ 35,570,775
Net losses	(8,720,744)	(8,720,744)
Ending balance December 31, 2008	$ 26,850,031	$ 26,850,031

Approximately $1.6 billion is invested in money market and equity funds sponsored and managed by a related party. Marketable equity securities, other than encumbered securities at a bank, are held at the Depository Trust Company or with the clearing broker.

Securities not readily marketable consist of investments in a number of limited partnerships. Due to the inherent uncertainty as to the valuation of securities and investments stated at fair value, the estimated values may differ significantly from the values that would have been used had ready markets existed.

The Company may at times maintain security positions which involve substantial amounts and significant exposure to individual issuers and businesses. Such security positions are continuously monitored by management.

4. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consist of the following at December 31, 2008:

Computers and equipment	$ 607,645
Furniture and fixtures	433,138
Leasehold improvements	692,031
	1,732,814
Less: Accumulated depreciation and amortization	(1,684,788)
	$ 48,026

5. Broker/Dealer and Bank Loans

The Company borrowed $319,929,099 at December 31, 2008 from a broker/dealer. The related interest rate was 1.20% per annum and the loan is collateralized by equity funds valued at approximately $681,609,986 at December 31, 2008.

The Company has a committed credit line currently totaling $6,000,000, which may be utilized through issuances of letters of credit or through direct borrowings that are converted to bank loans, of which approximately $5,233,000 is outstanding at December 31, 2008. Bank loans consist of amounts borrowed on an overnight basis, with interest at variable rates based on the Federal Funds rate. The interest rate on the loans is approximately 2.75% per annum at December 31, 2008. The loan is collateralized by equity funds values at approximately $10,983,300.

6. Securities Loaned

The Company had a securities lending agreement with another broker-dealer which ended in November 2008. Under the agreement, the maximum value of securities loaned was $700,000,000. The counterparty had the right to re-hypothecate such securities. The Company received a fee for the use of its securities and paid a rebate on the cash collateral based on the Federal Funds rate.

7. Net Capital Requirements

The Company is subject to the net capital requirements of rule 15c3-1 under the Securities Exchange Act of 1934 and has elected to compute its net capital under the alternative method, which states that a broker-dealer must maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregated debit items computed in accordance with the formula for determination of reserve requirements (Securities and Exchange Commission Rule 15c3-3). At December 31, 2008, the Company had net capital as defined of $1,399,388,461 which exceeded its minimum requirement of $250,000 by $1,399,138,461.

8. Commitments

The Company entered into a sub-lease agreement with an affiliate as of November 1, 2007. Accordingly, its non-cancellable operating lease for office space in New York City will expire on October 31, 2010. This replaces its previously held five-year lease renewal option that was effective from November 1, 2005, under which the Company was the tenant and the affiliate was the sub-tenant. This sub-lease is subject to escalation based upon increases in operating expenses and real estate taxes. Rent expense was approximately $150,000 for the year ended December 31, 2008 and is included in occupancy and equipment in the accompanying statement of operations. The Company's future annual obligation under the sublease is approximately $150,000 per year through the term of the sublease.

9. Financial Instruments with Off-Balance Sheet Credit Risk

The Company completes credit evaluations of all customers.

The Company, as an introducing broker, clears all transactions with and for customers on a fully-disclosed basis with a clearing broker, and promptly transmits all customer funds and securities to the clearing broker, who carries all of the accounts of such customers. This activity may expose the Company to off-balance-sheet risk in the event that the clearing broker is unable to fulfill its obligations.

The Company utilizes the services of a clearing broker for the settlement of proprietary transactions. These transactions may expose the Company to off-balance-sheet risk in the event that the clearing broker is unable to fulfill its obligations.

From time to time, the Company maintains cash at a bank in excess of FDIC insured limits, and is exposed to the credit risk resulting from this concentration.

Recent conditions in the general economy have affected the Company's return on investment, availability of credit and net capital. There is a risk that future economic conditions will affect the Company.

10. Defined Contribution Plans

The Company sponsors a defined contribution plan under section 401(k) of the Internal Revenue Code. The plan covers substantially all employees, and provides for participants to defer salary, up to statutory limitations. The Company makes discretionary matching contributions equal to 100% of eligible employees' pre-tax contributions up to 5% of total compensation not to exceed the statutory limitation.

The Company also sponsors a defined contribution profit sharing plan, which covers all employees who were employed on the last day of the plan year or who terminated employment during the plan year but worked at least 501 hours during the plan year. The Company, at its discretion, may make profit sharing contributions, which will be allocated among all eligible employees whether or not they make elective deferrals. The Company has elected to contribute 3% of compensation up to statutory limits. The Company's contribution in 2008 was approximately $32,000.

11. Management and Advisory Services

The Company has entered into an agreement whereby parties related to the general partner provide assistance in allocating and managing the Company's capital. These parties are compensated based on agreements that are in place between the Company and the parties providing the service. Approximately $15.8 million was expensed by the Company in connection with this agreement for the year ended December 31, 2008.

* *

The Company's Statement of Financial Condition as of December 31, 2008 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* *

Independent Auditors' Report

To the Partners
Shelby Cullom Davis & Co., L.P.

We have audited the accompanying statement of financial condition of Shelby Cullom Davis & Co., L.P. (the "Company") as of December 31, 2008, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Shelby Cullom Davis & Co., L.P. at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

Lake Success, N.Y.
February 23, 2009

END